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                                                                     EXHIBIT 5.1

                                  May 17, 1995


Trust Managers
Weingarten Realty Investors
2600 Citadel Plaza Drive
Suite 300
Houston, Texas  77008


Gentlemen:


     We have acted as counsel for Weingarten Realty Investors (the "Company") in connection with the Company's Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act") relating to an aggregate of 162,500 Common Shares of Beneficial Interest, par value $0.03 per share ("Shares"), of the Company, to be offered by certain selling shareholders of the Company (the "Selling Shareholders"). The 162,500 Shares are to be issued to the Selling Shareholders pursuant to a Purchase and Sale Agreement (the "Agreement") dated as of March 28, 1995 between the Company and such Selling Shareholders.

     As the basis for the opinions hereinafter expressed, we have examined such statutes, regulations, corporate records and documents, certificates of public officials and other instruments as we have deemed necessary or advisable for purposes of this opinion. In such examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies.

     Based on the foregoing and on such legal considerations as we deem relevant, we are of the opinion that:


          (1) The 162,500 Shares of the Company are duly and validly authorized.


          (2) Upon the issuance by the Company of the Shares pursuant to the Agreement, such Shares will be validly issued, fully paid and nonassessable.

          We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Opinions" therein.


                               Very truly yours,

                               ANDREWS & KURTH L.L.P.